UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated October 28, 2024.

Item 1

Millicom (Tigo) and SBA Communications agree to long-term partnership in Central America

Luxembourg, October 28, 2024 – Millicom International Cellular S.A. (NASDAQ: TIGO) announces today that it has entered into an agreement with SBA Communications Corporation (NASDAQ: SBAC) to sell and leaseback a tower portfolio of approximately 7,000 towers in Guatemala, Honduras, Panama, El Salvador and Nicaragua for a total consideration of approximately $975 million, plus an earn-out contingent on achieving certain financial performance metrics.

In addition, the parties have agreed to enter into a build-to-suit agreement under which SBA Communications will build up to 2,500 additional sites, further solidifying the partnership.

Marcelo Benitez, Chief Executive Officer of Millicom, commented, “We are pleased to partner with SBA Communications in this landmark tower transaction, a key element of Millicom’s strategy   to unlock shareholder value. By monetizing non-core assets, we are optimizing our operational and capital efficiency, positioning the company for sustainable growth and long-term value creation. This agreement with SBA Communications strengthens our position as the leading mobile network operator in the region. We are committed to continue building and expanding our mobile coverage to empower communities, foster innovation and create new opportunities for economic development.”

Brendan Cavanagh, President & Chief Executive Officer of SBA Communications, stated “We are happy to join Millicom in announcing this transaction, which significantly enhances the longstanding relationship enjoyed between our companies. As a result of this transaction and the strength of our existing portfolio, SBA Communications will be the leading tower company across all of Central America and we are excited to support Millicom as a leading mobile network operator in advancing their network goals and enhancing connectivity throughout the region.”

The transaction is subject to regulatory approvals and other closing conditions and is expected to close in mid-2025.

J.P. Morgan and Lazard Freres acted as financial advisors to Millicom, and Winston & Strawn LLP acted as legal advisor in connection with the transaction. Goldman Sachs & Co. LLC acted as financial advisor to SBA, and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal advisor.

Regulatory Statement

Certain of this information was, prior to this release, inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out below, at 9.01pm CET on October 28, 2024.

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Press:	Investors:
Sofia Corral	Michel Morin
Director Corporate Communications	VP Investor Relations
press@millicom.com	investors@millicom.com

About SBA Communications Corporation

SBA Communications Corporation is a leading independent owner and operator of wireless communications infrastructure including towers, buildings, rooftops, distributed antenna systems (DAS) and small cells. With a portfolio of more than 39,000 communications sites in 15 markets throughout the Americas, Africa and the Philippines, SBA is listed on NASDAQ under the symbol SBAC. Our organization is part of the S&P 500 and is one of the top Real Estate Investment Trusts (REITs) by market capitalization. For more information, please visit: sbasite.com

Contact Information:
Mark DeRussy, CFA	Lynne Hopkins
Capital Markets	Media Relations
561-226-9531	561-226-9431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: October 28, 2024